UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       Smith's Food & Drug Centers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class B Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83238810
                     ---------------------------------------
                                 (CUSIP Number)


                      Roger A. Cooke, Senior Vice President
                                Fred Meyer, Inc.
                               3800 SE 22nd Avenue
                               Portland, OR 97242
                                 (503) 232-8844
--------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                  May 11, 1997
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 6

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 83238810                                             Page 2 of 6 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fred Meyer, Inc.
      93-0798201
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      OT
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY
                              2,256,955**
      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH
                              2,256,955**
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,256,955**
      --------------------------------------------------------------------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.8%**
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
        **Reporting Person disclaims beneficial ownership of all shares.


                                                                          2 of 6

Item 1.   Security and Issuer

     This Statement relates to shares of Class B Common Stock, $0.01 par value ("Common Stock") of Smith's Food & Drug Centers, Inc., a corporation organized under the laws of Delaware ("Smith's"). Smith's principal executive offices are located at 1550 South Redwood Road, Salt Lake City, Utah 84104.

Item 2.   Identity and Background

     This Statement is filed by Fred Meyer, Inc., a corporation organized under the laws of Delaware ("Fred Meyer"), whose business address is 3800 SE 22nd Avenue, Portland, OR 97202. Fred Meyer's principal business is retailing a wide range of food, apparel, fine jewelry and products for the home. During the past five years, Fred Meyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth below are the names, principal occupations and business addresses of the executive officers and directors of Fred Meyer. Each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers of Fred Meyer:

Name                      Position with Fred Meyer
----                      ------------------------
Robert G. Miller          Chairman of the Board and Chief Executive Officer
Sammy K. Duncan           Executive Vice President, Food Group
Kenneth Thrasher          Executive Vice President and Chief Administrative
                          Officer
Mary F. Sammons           Executive Vice President, Apparel, PEM and Home Group
Wayne W. Abbott           Senior Vice President, Director of the Home Group
R. Eric Baltzell          Senior Vice President, Director of Sales
David J. Campisi          Senior Vice President, Director of Apparel Group
Roger A. Cooke            Senior Vice President, Director of Legal Group and
                          General Counsel and Secretary
Edward A. Dayoob          Senior Vice President, President, Fred Meyer Jewelers
Michael H. Don            Senior Vice President, Chief Executive Officer,
                          Fred Meyer Jewelers
Laurel K. Hardt           Senior Vice President, Director of IS Group and
                          Chief Information Officer
Joseph Intile             Senior Vice President, Director of Distribution and
                          Logistics
David R. Jessick          Senior Vice President, Director of Finance Group and
                          Chief Financial Officer
Craig E. Kattenberg       Senior Vice President, Regional Store Sales
Keith W. Lovett           Senior Vice President, Director of Human Resources
                          Group
Norman O. Myhr            Senior Vice President, Director of Marketing and
                          Sales Promotion Group
Cheryl D. Perrin          Senior Vice President, Director of Public Affairs
                          Division

                                                                     Page 3 of 6

Scott L. Wippel           Senior Vice President, Director of Corporate
                          Facilities Group

     The business address of each executive officer is 3800 SE 22nd Avenue, Portland, Oregon 97202.

Directors of Fred Meyer:

Name                      Principal Occupation, Address of Employer and
                          Business Address of Director
----                      ------------------------------------------------------
Vivian A. Bull            President, Linfield College
                          900 S.E. Baker Street, McMinnville, Oregon  97128-6894
James J. Curran*          Retired Chairman of the Board and Chief Executive
                          Officer of First Interstate Bank, Northwest Region
A. M. Gleason*            Retired Chief Executive Officer of PacifiCorp
David L. Johnson          Chairman of the Board and Chief Executive Officer,
                          KinderCare Learning Centers, Inc.
                          2400 Presidents Drive, Montgomery, Alabama 36116
Roger S. Meier            President, AMCO, Inc.
                          1211 SW Fifth Avenue, Ste 2900, Portland, Oregon 97204
Steven R. Rogel           President and Chief Executive Officer,
                          Willamette Industries, Inc.
                          1300 S.W. Fifth Avenue, Suite 3800, Portland,
                          Oregon  97201

*    Business address is 3800 SE 22nd Avenue, Portland, OR 97202

Item 3.   Source and Amount of Funds or Other Consideration

     See Item 4 below.

Item 4.   Purpose of Transaction

     On May 11, 1997, Smith's and Fred Meyer entered into an Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 7.4 and incorporated by reference herein. Pursuant to the terms of the Merger Agreement, Smith's and Fred Meyer will form a Delaware holding company ("Holdings"), Holdings will form two subsidiaries ("Smith's Sub" and "Fred Sub") and, subject to certain conditions being satisfied or waived, Smith's Sub would merge with and into Smith's and Fred Sub would merge with and into Fred (the "Smith's Merger" and the "Fred Merger," and collectively, the "Mergers"). Pursuant to the Mergers, (i) each outstanding share of Smith's Class A Common Stock, $.01 par value, and each outstanding share of Smith's Class B Common Stock, $.01 par value, would be converted into the right to receive 1.05 shares of Holdings Common Stock, $.01 par value ("Holdings Common Stock"), (ii) each outstanding share of Smith's Series I Preferred Stock, $.01 par value, would be converted into the right to receive $.33-1/3 in cash, and (iii) each outstanding share of Fred Meyer Common Stock would be converted into the right to receive one share of Holdings Common Stock. It is anticipated that the Holdings Common Stock would trade on the New York Stock Exchange. Conditions to the consummation of the Mergers include the receipt of regulatory approvals and approval by the shareholders of Fred Meyer and Smith's.

     Also on May 11, 1997, Fred Meyer entered into Voting Agreements (the "Voting Agreements") with certain shareholders of Smith's ("Shareholders"), pursuant to which, in consideration of the covenants and agreements of Fred Meyer contained therein and in the Agreement, and as an inducement to Fred Meyer to enter into the Merger Agreement, Shareholders agreed to vote at any meeting of Smith's shareholders all of Shareholders' shares of Smith's voting securities
(i) in favor of approving the Merger Agreement and the transactions contemplated thereby (the

"Reorganization"), (ii) against any other merger agreement or merger, consolidation, combination, dissolution, liquidation or winding up by Smith's, or any other acquisition proposal, and (iii) against any amendment to Smith's certificate of incorporation or bylaws or other proposal or transaction that would in any manner impede, frustrate, prevent, or nullify the Mergers. The Voting Agreements also impose restrictions upon the transfer of the shares, options and warrants subject to the Voting Agreements. A copy of the Voting Agreements are included as Exhibits 7.1-7.3 to this Schedule 13D and are specifically incorporated herein by reference.

     The foregoing summaries of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the full agreements which are filed as exhibits.

     Other than the transactions contemplated by the Merger Agreement and Voting Agreements, Fred Meyer has no plans or proposals required to be disclosed in this Item 4.

Item 5.   Interest in Securities of the Issuer

     (a) - (c) By reason of the Voting Agreements, Fred Meyer may be deemed to be the beneficial owner of 2,256,955 shares of Smith's Class B Common Stock, 2,730,319 shares of Class A Common Stock and 7,521,364 shares of Series I Preferred Stock (collectively, the "Securities"). Fred Meyer disclaims beneficial ownership of the Securities. The Securities represent approximately 18.8% of the outstanding shares of Class B Common Stock, approximately 71.7% of the outstanding shares of Class A Common Stock, approximately 75.5% of the outstanding shares of Series I Preferred Stock and approximately 70.0% of the combined voting power of the outstanding stock of Smith's. Except as described in this Schedule 13D, neither Fred Meyer nor, to the best knowledge of Fred Meyer, any of the persons listed in Item 2 above beneficially owns any shares of Smith's Class B Common Stock. Except as described in this Schedule 13D, neither Fred Meyer nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Smith's Class B Common Stock during the past 60 days. By virtue of the limited nature of the Voting Agreements, Fred Meyer expressly disclaims beneficial ownership of the Securities.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4 with respect to the Merger Agreement and the Voting Agreements.

Item 7.   Material to be Filed as Exhibits

     The following agreements are filed as exhibits:

     7.1 Voting Agreement dated as of May 11, 1997 among Fred Meyer, Inc. and Each of the Individuals and Entities Listed on the Signature Page Thereto.

     7.2 Voting Agreement dated as of May 11, 1997 between Fred Meyer, Inc. and University of Utah.

     7.3 Voting Agreement dated as of May 11, 1997 between Fred Meyer, Inc. and Corporation of the President of the Church of Jesus Christ of Latter-Day Saints.

     7.4 Agreement and Plan of Reorganization and Merger by and between Smith's Food & Drug Centers, Inc. and Fred Meyer, Inc., dated May 11, 1997. (Incorporated by reference to Exhibit 99.1 of Fred Meyer, Inc.'s Form 8-K (File No. 1-11274) filed May 14, 1997).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       FRED MEYER, INC.



         May 20, 1997                  By: ROGER A. COOKE
       ----------------                    -------------------------------------
             Date                          Roger A. Cooke, Sr. Vice President,
                                           General Counsel and Secretary

                                 EXHIBIT INDEX

                                                                      Sequential
Ex. No.   Description                                                   Page No.
-------   -----------                                                   --------

  7.1 Voting Agreement dated as of May 11, 1997 among Fred Meyer, Inc. and Each of the Individuals and Entities Listed on the Signature Page Thereto.

  7.2     Voting Agreement dated as of May 11, 1997 between Fred
          Meyer, Inc. and University of Utah.

  7.3     Voting Agreement dated as of May 11, 1997 between Fred
          Meyer, Inc. and Corporation of the President of the Church of Jesus Christ of Latter-Day Saints.

  7.4 Agreement and Plan of Reorganization and Merger by and between Smith's Food & Drug Centers, Inc. and Fred Meyer, Inc., dated May 11, 1997. (Incorporated by reference to
          Exhibit 99.1 of Fred Meyer, Inc.'s Form 8-K (File No. 1-11274) filed May 14, 1997).